Exhibit 99.1

Uranium Royalty Corp. Files Annual Report

Vancouver, British Columbia, Canada, July 27, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) announces that it has published its annual information form, management’s discussion and analysis, and annual consolidated financial statements for the year ended April 30, 2022, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

As at April 30, 2022, the Company had approximately C$132 million in cash, marketable securities and physical uranium holdings.

Physical uranium holdings at April 30, 2022 were 1,448,068 pounds U3O8, which were acquired by URC at a weighted average cost of US$41.19 per pound. Based on the most recent daily spot price published by TradeTech LLC of US$47.00 on July 26, 2022, the net realizable value of such holdings has increased by approximately US$8 million since the balance sheet date.

The Company also recorded an increase in the fair value of its short-term investments of approximately C$16 million during the year ended April 30, 2022. The carrying value of the short-term investments was C$51.8 million as of April 30, 2022.

During the three months and year ended April 30, 2022, the Company distributed 2,518,916 and 6,175,771 common shares pursuant to its previously announced at-the-market equity program through the facilities of the TSX Venture Exchange (“TSX-V”) and NASDAQ for net proceeds of approximately C$13 million and C$34 million, respectively.

Management Update

The Company is pleased to announce the appointment of Katherine Arblaster as Vice President, Environmental, Social, and Governance and Yong-Jae Kim as General Counsel, effective June 20, 2022 and July 7, 2022, respectively. The Company’s Board of Directors has authorized and approved a grant of 25,000 incentive stock options each to Ms. Arblaster and Mr. Kim. The stock options are exercisable at a price of C$3.26 per share in the case of Ms. Arblaster and C$2.88 per share in the case of Mr. Kim, being the closing price of the Company’s shares on the TSX-V on June 17, 2022 and July 6, 2022, respectively, for a period of five years from the date of grant. The stock options are subject to the terms of the Stock Option Plan and the approval of the TSX-V.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information.” Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.